UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 30, 2023, Tritium DCFC Limited (the “Company”) held its 2023 Annual General Meeting of Shareholders (the “Meeting”).

In advance of the Meeting, the Company made available to shareholders a Form of Notice Card (the “Notice Card”) and Form of Proxy Card (the “Proxy Card”) for the Meeting. The Notice Card and the Proxy Card are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, hereto.

Additionally, the Company published proxy materials with the Australian Securities & Investment Commission (“ASIC”), including the Explanatory Statement furnished as Exhibit 99.3 hereto. The Company also made its ASIC FY2023 Annual Report (the “ASIC FY23 Annual Report”) available to shareholders on the Investor Relations section of the Company’s website at https://investors.tritiumcharging.com. The financial information included in the ASIC FY23 Annual Report has been prepared in accordance with IFRS and thus may not be comparable to financial information prepared and reported by the Company in accordance with U.S. GAAP, including filings made under the U.S. Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

The final results of the vote of shareholders from the Meeting are furnished hereto as Exhibit 99.4.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Notice Card

99.2	Form of Proxy Card

99.3	Notice of Annual General Meeting and Explanatory Statement

99.4	Voting Results of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: November 30, 2023	By:	/s/ Robert Topol
Robert Topol
Chief Financial Officer